787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 1, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,154

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,154 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares MSCI United Kingdom ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on July 28, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Please confirm that no sales will occur until the reorganization has been effected.

Response: The Trust confirms that shares of the Fund will not be sold or traded on an exchange until the completion of the reorganization referenced in the prospectus. BlackRock Fund Advisors will serve as the initial shareholder prior to the public offering of shares of the Fund for the purpose of obtaining certain initial approvals, such as appointing the independent registered public accounting firm and approving the investment advisory agreement for the Fund.

Comment 2: Please confirm whether the Fund has adopted a fundamental investment policy regarding borrowing.

Response: The Trust notes that the Fund has adopted the following fundamental investment limitation, which addresses the Fund’s use of borrowing: “The Fund will not pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure permitted borrowings. (The deposit of underlying securities and other assets in escrow and collateral arrangements with respect to initial or variation margin for currency transactions and futures contracts will not be deemed to be pledges of the Fund’s assets).” This policy is disclosed in the Statement of Additional Information for the Fund. The Fund will not borrow money, except as permitted under the Investment Company Act of 1940.

Comment 3: Please confirm that the Fund’s concentration policy is a fundamental investment policy.

Response: The Trust confirms that the Fund’s concentration policy is a fundamental investment policy.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the Securities and Exchange Commission (the “SEC”) and reviewed by the staff of the SEC (the “Staff”), it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer

Aaron Wasserman

Katherine Drury